--------------------------------
          FORM 4                             U.S. SECURITIES AND EXCHANGE COMMISSION
--------------------------------
[ ] Check this box if no longer                       Washington, D.C. 20549
    subject to Section 16.
    Form 4 or Form 5 obligations           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    may continue.  SEE
    Instruction 1(b).

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.   Name and Address of Reporting Person

     MICHAEL LUCKWELL
     26 CATHERINE PLACE
     LONDON; SW1E 6HF


2.   Issuer Name and Ticker or Trading Symbol

     ACCOM, INC. (ACMM)*



3.   IRS or Social Security Number of Reporting Person (Voluntary)




4.   Statement for Month/Year

     5/99


5.   If Amendment, Date of Original (Month/Year)




6.   Relationship of Reporting Person(s) to Issuer
               (Check all applicable)

     [X] Director                 [X] 10% Owner
     [ ] Officer (give title      [ ] Other (specify below)
                 below)


          ------------------------------


7.   Individual or Joint/Group filing
     (Check Applicable Line)

     [X] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person

                          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security : 2. Trans- : 3. Trans-     : 4. Securities Acquired (A) : 5. Amount of    : 6. Ownership Form: : 7. Nature of
   (Instr. 3)        :    action :    action     :    or Disposed of (D)      :    Securities   :    Direct (D) or   :    Indirect
                     :    Date   :    Code       :    (Instr. 3, 4 and 5)     :    Beneficially :    Indirect (I)    :    Beneficial
                     :    (Month/:    (Instr. 8) :                            :    Owned at     :    (Instr. 4)      :    Ownership
                     :    Day/   :--------:------:--------:--------:----------:    End of Month :                    :    (Instr. 4)
                     :    Year)  :  Code  :  V   : Amount : (A) or :  Price   :    (Instr. 3    :                    :
                     :           :        :      :        : (D)    :          :    and 4)       :                    :
---------------------:-----------:--------:------:--------:--------:----------:-----------------:--------------------:--------------
                     :           :        :      :        :        :          :                 :                    :
---------------------:-----------:--------:------:--------:--------:----------:-----------------:--------------------:--------------
                     :           :        :      :        :        :          :                 :                    :
---------------------:-----------:--------:------:--------:--------:----------:-----------------:--------------------:--------------
                     :           :        :      :        :        :          :                 :                    :
---------------------:-----------:--------:------:--------:--------:----------:-----------------:--------------------:--------------
                     :           :        :      :        :        :          :                 :                    :
---------------------:-----------:--------:------:--------:--------:----------:-----------------:--------------------:--------------
                     :           :        :      :        :        :          :                 :                    :
---------------------:-----------:--------:------:--------:--------:----------:-----------------:--------------------:--------------
                     :           :        :      :        :        :          :                 :                    :
---------------------:-----------:--------:------:--------:--------:----------:-----------------:--------------------:--------------
                     :           :        :      :        :        :          :                 :                    :
---------------------:-----------:--------:------:--------:--------:----------:-----------------:--------------------:--------------
                     :           :        :      :        :        :          :                 :                    :
---------------------:-----------:--------:------:--------:--------:----------:-----------------:--------------------:--------------
                     :           :        :      :        :        :          :                 :                    :
---------------------:-----------:--------:------:--------:--------:----------:-----------------:--------------------:--------------
                     :           :        :      :        :        :          :                 :                    :
------------------------------------------------------------------------------------------------------------------------------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
*  If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474(7-96)


FORM 4 (CONTINUED)           TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                     (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security  :  2. Conver-    :  3. Trans-   : 4. Transac-    :  5. Number of Deriv-  :  6. Date Exercisable
   (Instr. 3)                    :     sion or    :     action   :    tion Code   :     ative Securities  :     and Expiration Date
                                 :     Exercise   :     Date     :    (Instr. 8)  :     Acquired (A) or   :     (Month/Day/Year)
                                 :     Price of   :     (Month/  :                :     Disposed of (D)   :-------------:-----------
                                 :     Deriv-     :     Day/     :                :     (Instr. 3, 4 and  :             :
                                 :     ative      :     Year)    :                :     5)                :     Date    : Expiration
                                 :     Security   :              :----------:-----:-----------:-----------: Exercisable :    Date
                                 :                :              :   Code   :  V  :    (A)    :    (D)    :             :
---------------------------------:----------------:--------------:----------:-----:-----------:-----------:-------------:-----------
    STOCK OPTION (RIGHT TO BUY)  :     $1.25      :    5/4/99    :    A     :  V  :  10,000   :           :  5/4/99(1)  :  5/4/09
---------------------------------:----------------:--------------:----------:-----:-----------:-----------:-------------:-----------
                                 :                :              :          :     :           :           :             :
---------------------------------:----------------:--------------:----------:-----:-----------:-----------:-------------:-----------
                                 :                :              :          :     :           :           :             :
---------------------------------:----------------:--------------:----------:-----:-----------:-----------:-------------:-----------
                                 :                :              :          :     :           :           :             :
---------------------------------:----------------:--------------:----------:-----:-----------:-----------:-------------:-----------
                                 :                :              :          :     :           :           :             :
---------------------------------:----------------:--------------:----------:-----:-----------:-----------:-------------:-----------
                                 :                :              :          :     :           :           :             :
---------------------------------:----------------:--------------:----------:-----:-----------:-----------:-------------:-----------
                                 :                :              :          :     :           :           :             :
---------------------------------:----------------:--------------:----------:-----:-----------:-----------:-------------:-----------
                                 :                :              :          :     :           :           :             :
---------------------------------:----------------:--------------:----------:-----:-----------:-----------:-------------:-----------
                                 :                :              :          :     :           :           :             :
---------------------------------:----------------:--------------:----------:-----:-----------:-----------:-------------:-----------
                                 :                :              :          :     :           :           :             :
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
7.  Title and Amount of       :    8.  Price of       :    9.  Number of      :    10.  Ownership         :    11.  Nature of
    Underlying Securities     :        Deriv-         :        Derivative     :         Form of           :         Indirect
    (Instr. 3 and 4)          :        ative          :        Securities     :         Derivative        :         Beneficial
                              :        Security       :        Benefi-        :         Security:         :         Ownership
---------------:--------------:        (Instr. 5)     :        cially         :         Direct (D)        :         (Instr. 4)
               :              :                       :        Owned at       :         or Indirect       :
               :  Amount or   :                       :        End of         :         (I) (Instr. 4)    :
     Title     :  Number of   :                       :        Month          :                           :
               :    Shares    :                       :        (Instr. 4)     :                           :
               :              :                       :                       :                           :
---------------:--------------:-----------------------:-----------------------:---------------------------:-------------------------
 COMMON STOCK  :   10,000     :                       :        10,000         :              D            :
---------------:--------------:-----------------------:-----------------------:---------------------------:-------------------------
               :              :                       :                       :                           :
---------------:--------------:-----------------------:-----------------------:---------------------------:-------------------------
               :              :                       :                       :                           :
---------------:--------------:-----------------------:-----------------------:---------------------------:-------------------------
               :              :                       :                       :                           :
---------------:--------------:-----------------------:-----------------------:---------------------------:-------------------------
               :              :                       :                       :                           :
---------------:--------------:-----------------------:-----------------------:---------------------------:-------------------------
               :              :                       :                       :                           :
---------------:--------------:-----------------------:-----------------------:---------------------------:-------------------------
               :              :                       :                       :                           :
---------------:--------------:-----------------------:-----------------------:---------------------------:-------------------------
               :              :                       :                       :                           :
---------------:--------------:-----------------------:-----------------------:---------------------------:-------------------------
               :              :                       :                       :                           :
---------------:--------------:-----------------------:-----------------------:---------------------------:-------------------------
               :              :                       :                       :                           :
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1)  This option is immediately exercisable. Under certain circumstances after the exercise of the option, the Issuer has the right to repurchase the shares underlying the option at the original exercise price per share of $1.25. This repurchase right lapses with respect to 25% of the shares underlying the option each year on the anniversary date of the issuance.





                                                                                /s/  Michael Luckwell                     5/31/99
**      Intentional misstatements or omissions of facts constitute        --------------------------------------      --------------
        Federal Criminal Violations.  SEE 18 U.S.C. 1001 and                  **Signature of Reporting Person              Date
        15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                                                                                              Page 2
                                                                                                                      SEC 1474(7-96)
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